UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the leasing of Bahia LNG Terminal

—

Rio de Janeiro, September 28, 2021 - Petróleo Brasileiro S.A. - Petrobras, following the release disclosed on August 26, 2021, informs that today it signed with Excelerate Energy Comercializadora de Gás Natural Ltda. (Excelerate) the lease contract of the LNG Regasification Terminal of Bahia (TR-BA) and associated facilities, in the amount of approximately R$ 102 million, effective until December 2023, in addition to other ancillary contracts associated with the process.

The initiative is an important step in the process of opening and increasing the competitiveness of the natural gas segment in Brazil and is foreseen in the Term of Commitment of Cessation (TCC) signed with the Administrative Council for Economic Defense (CADE) to build a favorable environment for the entry of new investors in the sector.

With the conclusion of the negotiation, Excelerate is seeking, with the support of Petrobras, the transfer of the licenses and authorizations necessary for the operation of a new regasification vessel at TR-BA. As soon as the new company is able to operate, Petrobras will move its regasification vessel that is in TR-BA to the LNG Regasification Terminal of Pecém, in Ceará.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer